Exhibit 1

Company Contact Information:	Investor Relations Contacts:
Yaron Menashe, CFO	CCGK Investor Relations
Tel: +972 9 8661 601	Kenny Green / Ehud Helft
yaron@evs-sm.com	Tel: 1 646 201 9246
info@gkir.com

ELBIT VISION SYSTEMS ANNOUNCES
RECORD REVENUE FOR THE SECOND QUARTER OF 2008

Second quarter revenues reach $6.3 million, up 18% over last year

Second Quarter 2008 Highlights
■	Record revenues reach $6.3 million, up 18% over second quarter, last year.
■	On track and reiterate 2008 revenue guidance; expecting revenues of $25-26 million

QADIMA, Israel – August 11, 2008 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), a global leader in the field of automatic in-line optical web inspection and quality monitoring systems, today announced its consolidated financial results for the three month period ended June 30, 2008.

Second Quarter 2008 Results:
Revenues for the second quarter of 2008 totaled $6.3 million, an increase of 18% compared to $5.4 million for the second quarter of 2007.

Gross profit on a GAAP basis totaled $2.9 million, representing 46% of revenues, compared with $2.7 million or 50% of revenues for the second quarter of 2007. Gross profit on a non-GAAP basis for the second quarter of 2008 totaled $3 million, representing 48% of the Company’s revenues, compared with $2.8 million in the second quarter of 2007, or 52% of revenues. Gross margins were below those of the same period a year ago due to the product mix, as well as increased material costs and a substantially weakened US dollar.

Operating loss on a GAAP basis was $172 thousand compared with an operating income of $381 thousand in the second quarter of 2007. Operating profit on a non-GAAP basis for the second quarter of 2008 totaled $29 thousand, compared with $598 thousand in the second quarter of 2007. Operating expenses in the quarter increased primarily due the decrease in the value of the Company’s reporting currency, the US dollar, against the Israeli shekel in which a significant portion of the Company’s expenses are generated.

Net loss on a GAAP basis for the second quarter of 2008 was $557 thousand, compared to a net loss of $14 thousand in the second quarter of 2007. Net loss per basic share on a GAAP basis was $0.011. Net loss on a non-GAAP basis for the second quarter of 2008 was $356 thousand, compared to a net profit of $318 thousand in the second quarter of 2007. Net loss per basic share on a non-GAAP basis was $0.007.

EBITDA for the second quarter of 2008 totaled $75 thousand, compared to $642 thousand in the second quarter of 2007.

David Gal, Chairman and CEO of EVS commented, “Our second quarter revenues grew in line with our expectations, and we saw strong demand particularly for ultrasonic solutions. However, our expenses this quarter were higher than our original expectations due to a number of factors beyond our control. These included the continued weakening of the US dollar against the Israeli Shekel, as well as higher material costs. As I had planned and discussed last quarter, we have now taken a number of steps to reduce our expenses, and as we move into the third quarter and beyond, we expect to realize a lower expense level.”

“Looking ahead and based on our current backlog and pipeline, we are on target and maintain our expectations of revenues between $25-26 million for the year. We do expect to return to operating profitability, and expect to reach an operating margin by year-end of around 8 percent.”

Conference Call
Management will be hosting a conference today, August 11, 2008, at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences.

US Dial-in Number: 1 866 345 5855
UK Dial-in Number: 0 800 404 8418
ISRAEL Dial-in Number: 03 918 0688
INTERNATIONAL Dial-in Number: +972 3 918 0688

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time, 2pm UK time

For those unable to listen to the live call, a replay of the call will be available from three days after the call from a link in the investor relations section of the Company’s website.

Use of Non- GAAP Financial Measures
EVS believes that both non-GAAP financial measures are better principal indicators of the operating and financial performance of its business. The non-GAAP numbers exclude mainly the non-cash equity-based compensation charges recorded in accordance with SFAS 123R as well as associated with purchase price allocation charges. Please see below for more details.

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS’ systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of operations. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the consolidated statements of operations.

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation of EBITDA to GAAP measures is included in the financial tables accompanying this press release.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2008
IN U.S. DOLLARS

	Jun-30		Dec-31
	2008	2007	2007
	U.S. dollars in thousands (except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	337	368	2,189
Restricted deposit	581	771	540
Accounts receivable:
Trade	5,878	3,939	4,738
Other	1,090	958	1,428
Inventories	5,823	4,905	5,299

Total current assets	13,709	10,941	14,194

LONG-TERM RECEIVABLES:

Severance pay fund	1,844	1,495	1,623
Other long-term receivables	244	658	231

Total long-term receivables	2,088	2,153	1,854

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	452	564	490

OTHER ASSETS -
net of accumulated amortization:
Goodwill	3,673	3,529	3,529
Other intangible assets	3,115	3,763	3,439

	6,788	7,292	6,968

Total assets	23,037	20,950	23,506

	Jun-30		Dec-31
	2008	2007	2007
	U.S. dollars in thousands (except per share data)

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	5,658	6,021	4,967
Current maturities of loan from Related Parties	-	442	-
Accounts payable:
Trade	3,634	2,847	3,220
Deferred revenues	766	1,357	2,082
Other	2,782	3,686	2,629

Total current liabilities	12,840	14,353	12,898

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	867	-	1,000
Loans from Related Parties(net of current maturities)	-	566	-
Accrued severance pay	2,278	1,809	2,008

Total long-term liabilities	3,145	2,375	3,008

Total liabilities	15,985	16,728	15,906

SHAREHOLDERS' EQUITY	7,052	4,222	7,600

Total liabilities and shareholders' equity	23,037	20,950	23,506

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		December 31,
	2008	2007	2008	2007	2007
	U.S. dollars in thousands (except per share data)

REVENUES	12,394	10,419	6,316	5,366	21,863

COST OF REVENUES	6,629	5,376	3,395	2,679	11,308

GROSS PROFIT	5,765	5,043	2,921	2,687	10,555

RESEARCH AND DEVELOPMENT
EXPENSES - net	2,200	1,359	1,110	734	3,313
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	2,865	2,272	1,548	1,181	4,885
General and administrative	881	676	435	391	1,338

OPERATING INCOME (LOSS)	(181)	736	(172)	381	1,019

FINANCIAL EXPENSES - net	(492)	(684)	(353)	(333)	(1,081)
WRITE OFF OF DISCOUNT ON CONVERTIBLE LOAN
ASSOCIATED WITH BENEFICIAL CONVERSION FEATURE	-	-	-	-	(1,047)
OTHER EXPENSES - net	(31)	(65)	(31)	(64)	(230)

LOSS BEFORE TAXES ON INCOME	(704)	(13)	(556)	(16)	(1,339)

TAXES ON INCOME	8	-	1	(2)	3

LOSS FOR THE PERIOD	(712)	(13)	(557)	(14)	(1,342)

LOSS PER SHARE BASIC	(0.014)	-	(0.011)	-	(0.034)

LOSS PER SHARE DILUTED	(0.014)	-	(0.011)	-	(0.034)

WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE:
BASIC (IN THOUSANDS)	50,951	30,534	50,982	31,552	39,393
DILUTED (IN THOUSANDS)	50,951	30,534	50,982	31,552	39,393

Reconciliation Table of Non-GAAP Measures

U.S. dollars in thousands

	Three months ended June 30,		Year ended December 31,
	2008	2007	2007

Gross income as reported	$2,921	$2,687	$10,555

Non GAAP adjustment:
Depreciation and amortization	124	124	496
Equity-based compensation charges	7	6	38

Non-GAAP Gross income	$3,052	$2,817	$11,089

	Three months ended June 30,		Year ended December 31,
	2008	2007	2007

Operating income (loss) as reported	$(172)	$381	$1,019

Non GAAP adjustment:
Depreciation and amortization	167	167	668
Equity-based compensation charges	34	50	216

Non-GAAP Operating income	$29	$598	$1,903

	Three months ended June 30,		Year ended December 31,
	2008	2007	2007

Net loss as reported	$(557)	$(14)	$(1,342)

Depreciation and amortization	167	167	668
Equity-based compensation charges	34	82	287
Write off of discount on convertible loan associated
with beneficial conversion feature	-	83	1,213

Non-GAAP Net income (loss)	$(356)	$318	$826

	Three months ended June 30,		Year ended December 31,
	2008	2007	2007

Net loss as reported	$(557)	$(14)	$(1,342)

Non GAAP adjustment:
Financial expenses, net	353	218	844
Taxes on income	1	(2)	3
Depreciation and amortization	213	211	891
Equity-based compensation charges	34	82	287
Other expenses, net	31	64	230
Write off of discount on convertible
loan associated with beneficial
conversion feature	-	83	1,213

EBITDA	$75	$642	$2,126